March 11, 2025

Matthew Reid
Principal Executive Officer
APPlife Digital Solutions, Inc.
50 California St., #1500
San Francisco, CA 94111

        Re: APPlife Digital Solutions, Inc.
            Form 10-K for the Fiscal Year Ended June 30, 2024
            File No. 000-56144
Dear Matthew Reid:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology